UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

September 5, 2023

(Date of Report (Date of earliest event reported))

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0479856
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Update

CWP Forest Cove JV LLC Controlled Subsidiary

On September 28, 2017, we directly acquired ownership of a “majority-owned subsidiary”, CWP Forest Cove JV LLC (the “Orion Controlled Subsidiary”), for a purchase price of approximately $4,811,000, which was the initial stated value of our equity interest in the Orion Controlled Subsidiary (the “Orion Investment”). The Orion Controlled Subsidiary used the proceeds to close on the acquisition of a single stabilized garden-style multifamily property totaling 100 units located at 3446 S. Akron St., Denver, CO 80231 (the “Forest Cove Apartments”). More details on this acquisition can be found here.

The Forest Cove Apartments property was acquired for a purchase price of approximately $15,000,000. To date, approximately $2,103,000 has been spent on common area and unit improvements.

At the initial closing of the Forest Cove Apartments property, senior financing was provided through the assumption of a $11,250,000 senior loan (the “Forest Cove Senior Loan”). The Forest Cove Senior Loan featured a remaining term of approximately ten years at a fixed rate of approximately 3.93% and a loan-to-value ratio of approximately 75.0%.

On August 31, 2023, the Orion Controlled Subsidiary refinanced the Forest Cove Apartments. Fannie Mae / CBRE Multifamily Capital, Inc. provided a $17,323,000 senior loan refinance with a 5.54% per annum fixed interest rate and full term interest-only for five years, and a loan-to-value ratio of approximately 64% based on a lender-engaged appraisal (the “Forest Cove Refinanced Senior Loan”). The appraised value implies an approximately 80% increase in value compared to the $15,000,000 purchase price.

On September 5, 2023, as a result of the Forest Cove Refinanced Senior Loan, we received a cash distribution of approximately $5,018,000.

On November 30, 2017, we increased the Orion Investment by approximately $4,900,000. The Orion Controlled Subsidiary used the additional proceeds to close on the acquisition of a single stabilized garden-style multifamily property totaling 110 units located at 5100-5170 East Asbury Avenue, Denver, CO 80222 (the “Asbury Plaza Apartments”). More details on this acquisition can be found here.

The Asbury Plaza Apartments property was acquired for a purchase price of approximately $16,250,000. To date, approximately $871,000 has been spent on common area and unit improvements.

At the initial closing of the Asbury Plaza Apartments property, senior financing was provided through the assumption of a $11,900,000 senior loan (the “Asbury Plaza Senior Loan”). The Asbury Plaza Senior Loan featured a remaining term of approximately ten years at a fixed rate of approximately 4.21% and a loan-to-value ratio of approximately 73.2%.

On August 31, 2023, the Orion Controlled Subsidiary refinanced the Asbury Plaza Apartments. Fannie Mae / CBRE Multifamily Capital, Inc.  provided a $13,828,000 senior loan refinance with a 5.54% per annum fixed interest rate and full term interest-only for five years, and a loan-to-value ratio of approximately 72% based on a lender-engaged appraisal (the “Asbury Plaza Refinanced Senior Loan”). The appraised value implies an approximately 39% increase in value compared to the $16,250,000 purchase price.

On September 5, 2023, as a result of the Asbury Plaza Refinanced Senior Loan, we received a cash distribution of approximately $1,373,000.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

		By:	Fundrise Advisors, LLC
		Its:	Manager

		By:	/s/ Bjorn J. Hall
		Name:	Bjorn J. Hall
		Title:	General Counsel

Date:	September 13, 2023